Filed pursuant to Rule 433 Registration Nos. 333-184646 and 333-184646-02

*FULL PRICING DETAILS* USAA (USAOT) 2015-1 PRIME AUTO LOAN

$500mm USAA Auto Owner Trust (“USAOT”) 2015-1

Joint Leads	:	RBC (str), BofAML, Citi
Co-Mgrs	:	Scotiabank, SMBC Nikko

CLS	$SIZE(mm)	WAL	M/S*	EX FNL	LGL	BENCH	PXD	CPN	YLD%	$PX
A-1	155.000	0.32	P-1/A-1+	03/16	08/16	Yield		0.38%	0.380%	100.00000
A-2	140.000	1.04	Aaa/AAA	01/17	03/18	EDSF	+24	0.82%	0.825%	99.99628
A-3	122.000	1.93	Aaa/AAA	01/18	06/19	EDSF	+27	1.20%	1.209%	99.98866
A-4	74.180	2.85	Aaa/AAA	07/18	11/20	ISWAPS	+32	1.54%	1.552%	99.98053
B	8.820	2.96	A3/A	07/18	11/22	ISWAPS	+70	1.96%	1.969%	99.99724

*expected ratings

*		Expected Pricing	:	PRICED	*	Registration	:	Public
*		Expected Settle	:	July 29, 2015	*	Erisa Eligible	:	YES
*		First Payment	:	Aug 17, 2015	*	Expected Ratings	:	Moody’s/S&P
*		Min Denoms	:	1k x 1k	*	Pricing Speed	:	1.5 ABS to call
*		Bill & Deliver	:	RBC	*	BBERG Ticker	:	USAOT 2015-1
*		Intex Dealname	:	rbcusaa1501
		Password	:	3U4Y

*	Cusips	A1	:	90290XAA5
		A2	:	90290XAB3
		A3	:	90290XAC1
		A4	:	90290XAD9
		B	:	90290XAE7

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus upon request. The securities may not be suitable for all investors. RBC Capital Markets, LLC and its affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.